

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2023

Christopher Garner
Chief Executive Officer
Brookwood Fenton Investments LLC
23944 Eureka Rd., Suite 107
Taylor, Michigan 48180

> **Re: Brookwood Fenton Investments LLC**
> **Offering Statement on Form 1-A**
> **Pre-Qualification Amendment No. 1**
> **Filed June 30, 2023**
> **File No. 024-12278**

Dear Christopher Garner:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 27, 2023 letter.

Pre-Qualification Amendment No. 1 filed June 30, 2023

General

1. We note your response to comment 2, including the statement on page 26 of your offering circular that Sections 19.8 and 19.9 of the operating agreement do not apply to claims under the U.S. federal securities laws. Please revise or advise to reconcile this disclosure with Section 19.9.17 of the operating agreement, "Waiver of Court & Jury Rights," which includes claims under the U.S. federal securities laws.

Additionally, please revise the risk factor on page 6 of your offering circular, "The Company's Operating Agreement requires many disputes to be settled through mandatory mediation or arbitration," to discuss any uncertainty about the enforceability of the mandatory mediation and arbitration provisions.

2.    We note your response to comment 3.  Please revise the risk factor on page 6 of your offering circular, "The Company's Operating Agreement mandates an exclusive forum for any dispute relating to the Operating Agreement," to discuss any uncertainty about the enforceability of the choice of venue provision.

 Please contact Benjamin Holt at 202-551-6614 or Pam Howell at 202-551-3357 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc:    Nicholas Antaki